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                                                                   Exhibit 2.3

                             STOCK OPTION AGREEMENT


         STOCK OPTION AGREEMENT, dated as of September 22, 1999, between EARTHLINK NETWORK, INC., a Delaware corporation ("EarthLink"), and MINDSPRING ENTERPRISES, INC., a Delaware corporation ("MindSpring").


                              W I T N E S S E T H:

         WHEREAS, as a condition to, and contemporaneous with the execution of an Agreement and Plan of Reorganization dated as of September 22, 1999 (the "Reorganization Agreement") and in consideration therefor, the parties are entering into this Stock Option Agreement pursuant to which MindSpring has agreed to grant EarthLink the Option (as hereinafter defined):

         NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein and in the Reorganization Agreement, the parties hereto agree as follows:

         1. (a) On the terms and subject to the conditions set forth in this Agreement, MindSpring hereby grants to EarthLink (together with its permitted successors and assigns, "Holder") an irrevocable option (the "Option") to purchase, subject to the terms hereof, up to 12,637,366 fully paid and nonassessable shares of common stock, par value $.01 ("Common Stock") or such lower number of shares as may be necessary to comply with the terms hereof, of MindSpring at a price of $32.875 per share (such price, as adjusted if applicable, the "Option Price"); provided, however, that in no event shall the number of shares of Common Stock for which the Option is exercisable exceed 19.9% of MindSpring's issued and outstanding shares of Common Stock on the date the Option is first exercised, without giving effect to any shares subject to or issued pursuant to the Option. The number of shares of Common Stock that may be received upon the exercise of the Option and payment of the Option Price are subject to adjustment as herein set forth.

                  (b) If any additional shares of Common Stock are issued or otherwise become outstanding after the date of this Stock Option Agreement (other than pursuant to this Stock Option Agreement), the number of shares of Common Stock subject to the Option shall be increased so that, after such issuance, such number equals 19.9% of the number of shares of Common Stock then issued and outstanding without giving effect to any shares subject to or issued pursuant to the Option. Nothing contained in this Section 1(b) or elsewhere in this Stock Option Agreement shall be deemed to authorize MindSpring or EarthLink to breach any provision of the Reorganization Agreement.

         2. (a) The Holder may exercise the Option, in whole or part, if, but only if, prior to the Exercise Termination Event (as hereinafter defined),
(i) the Reorganization Agreement is terminated pursuant to Section 11.1(c)(i) or 11.1(f) of the Reorganization Agreement or a Termination Fee becomes payable pursuant to Section 11.3(c) of the Reorganization Agreement (each, a "Triggering Event") and (ii) EarthLink is not in breach in any material respect of its covenants and agreements contained in the Reorganization Agreement or the EarthLink Stock

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Option Agreement; provided that the Holder shall have sent the written notice of such exercise (as provided in subsection (b) of this Section 2) within 90 days following such Triggering Event (or such later date as provided in Section 8). Each of the following shall be an "Exercise Termination Event": (i) the Effective Time of the Mergers; or (ii) the passage of eighteen (18) months after termination of the Reorganization Agreement if such termination constitutes a Triggering Event.

                  (b) If the Holder is entitled to and wishes to exercise the Option, it shall send to MindSpring a written notice (the date of which being herein referred to as the "Notice Date") specifying (i) the total number of shares it will purchase pursuant to such exercise and (ii) a place and date not earlier than three business days nor later than 60 business days from the Notice Date for the closing of such purchase (the "Closing Date"); provided that if prior notification to or approval of any governmental authority or regulatory or administrative agency or commission, domestic or foreign (a "Governmental Entity"), is required in connection with such purchase, the Holder shall promptly file the required notice or application for approval and shall expeditiously process the same and the period of time that otherwise would run pursuant to this sentence shall not expire until ten (10) business days after the later of (x) the date on which any required notification periods have expired or been terminated and (y) the date on which such approvals have been obtained and any requisite waiting period or periods shall have passed. Any exercise of the Option shall be deemed to occur on the Notice Date relating thereto.

                  (c) At the closing referred to in subsection (b) of this
Section 2, the Holder shall pay to MindSpring the aggregate purchase price for the shares of Common Stock purchased pursuant to the exercise of the Option in immediately available funds by wire transfer to a bank account designated by MindSpring; provided that failure or refusal of MindSpring to designate such a bank account shall not preclude the Holder from exercising the Option.

                  (d) At such closing, simultaneously with the delivery of immediately available funds as provided in subsection (c) of this Section 2, MindSpring shall deliver to the Holder a certificate or certificates representing the number of shares of Common Stock purchased by the Holder and, if the Option should be exercised in part only, a new Option evidencing the rights of the Holder thereof to purchase the balance of the shares purchasable hereunder, and the Holder shall deliver to MindSpring a copy of this Stock Option Agreement and a letter agreeing that the Holder will not offer to sell or otherwise dispose of such shares in violation of applicable law or the provisions of this Stock Option Agreement.

                  (e) Certificates for Common Stock delivered at a closing hereunder may be endorsed with a restrictive legend that shall read substantially as follows:

                  "The transfer of the shares represented by this certificate is subject to certain provisions of an agreement between the registered holder hereof and MindSpring and to resale restrictions arising under the Securities Act of 1933, as amended. A copy of such agreement is on file at the principal office of MindSpring and will be provided to the holder hereof without charge upon receipt by MindSpring of a written request therefor."

It is understood and agreed that: (i) the reference to the resale restrictions of the Securities Act of


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1933, as amended (the "1933 Act"), in the above legend shall be removed by delivery of substitute certificate(s) without such reference if the Holder shall have delivered to MindSpring a copy of a letter from the staff of the Securities and Exchange Commission (the "SEC"), or an opinion of counsel, in form and substance satisfactory to MindSpring, to the effect that such legend is not required for purposes of the 1933 Act; (ii) the reference to the provisions of this Stock Option Agreement in the above legend shall be removed by delivery of substitute certificate(s) without such reference if the shares have been sold or transferred in compliance with the provisions of this Stock Option Agreement and under circumstances that do not require the retention of such reference; and
(iii) the legend shall be removed in its entirety if the conditions in the preceding clauses (i) and (ii) are both satisfied. In addition, such certificates shall bear any other legend as may be required by law.

                  (f) Upon the giving by the Holder to MindSpring of the written notice of exercise of the Option provided for under subsection (b) of this
Section 2 and the tender of the applicable purchase price in immediately available funds, the Holder shall be deemed to be the holder of record of the shares of Common Stock issuable upon such exercise, notwithstanding that the stock transfer books of MindSpring shall then be closed or that certificates representing such shares of Common Stock shall not then be actually delivered to the Holder. MindSpring shall pay all expenses, and any and all United States Federal, state and local taxes and other charges that may be payable in connection with the preparation, issue and delivery of stock certificates under this Section 2 in the name of the Holder or its assignee, transferee or designee.

                  (g) Notwithstanding anything contained in this Agreement to the contrary, upon exercise of the Option, the MindSpring Board of Directors may elect to satisfy its obligation to issue shares of Common Stock hereunder, in whole or in part, by paying to Holder cash, in lieu of delivering one or more shares of Common Stock (the "Cash Issuance Amount"), in an amount equal to (i) the amount determined by subtracting the Option Price from the Measurement Price MULTIPLIED by (ii) the number of shares of Common Stock in lieu of which cash is being paid; PROVIDED, HOWEVER, that in no event shall the number of shares of Common Stock issued as a result of the exercise of the Option be less than 5% of the total shares of Common Stock outstanding immediately after such issuance. The Measurement Price shall equal the greater of (x) the average closing price of a share of MindSpring Common Stock over the ten (10) trading days preceding such exercise and (y) the per share consideration of MindSpring Common Stock proposed to be paid in an Acquisition Proposal for MindSpring if such is then pending at the time of the exercise of the Option.

         3. MindSpring agrees: (i) that it shall at all times maintain, free from preemptive rights, sufficient authorized but unissued or treasury shares of Common Stock so that the Option may be exercised without additional authorization of Common Stock after giving effect to all other options, warrants, convertible securities and other rights to purchase Common Stock; (ii) that it will not, by charter amendment or through reorganization, consolidation, merger, dissolution or sale of assets, or by any other voluntary act, avoid or seek to avoid the observance or performance of any of the covenants, stipulations or conditions to be observed or performed hereunder by MindSpring;
(iii) promptly to take all action as may from time to time be required (including (A) complying with all premerger notification, reporting and waiting period requirements specified in 15 U.S.C. Section 18a and regulations promulgated thereunder and


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(B) in the event prior approval of or notice to any Governmental Entity is necessary before the Option may be exercised, cooperating fully with the Holder in preparing such applications or notices and providing such information to each such Governmental Entity as they may require) in order to permit the Holder to exercise the Option and MindSpring duly and effectively to issue shares of Common Stock pursuant hereto; and (iv) promptly to take all action provided herein to protect the rights of the Holder against dilution.

         4. This Stock Option Agreement (and the Option granted hereby) are exchangeable, without expense, at the option of the Holder, upon presentation and surrender of this Stock Option Agreement at the principal office of MindSpring, for other agreements providing for Options of different denominations entitling the holder thereof to purchase, on the same terms and subject to the same conditions as are set forth herein, in the aggregate the same number of shares of Common Stock purchasable hereunder; provided, however, that such exchange shall be contingent upon Section 6 of each replacement Stock Option Agreement being amended reasonably satisfactorily to MindSpring so that MindSpring's obligations under Section 6 of all such replacement Stock Option Agreements, taken as a whole, do not exceed MindSpring's obligations under
Section 6 of this Stock Option Agreement. The terms "Stock Option Agreement" and "Option" as used herein include any Stock Option Agreements and related options for which this Stock Option Agreement (and the Option granted hereby) may be exchanged. Upon receipt by MindSpring of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Stock Option Agreement, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Stock Option Agreement, if mutilated, MindSpring will execute and deliver a new Stock Option Agreement of like tenor and date. Any such new Stock Option Agreement executed and delivered shall constitute an additional contractual obligation on the part of MindSpring, whether or not the Stock Option Agreement so lost, stolen, destroyed or mutilated shall at any time be enforceable by anyone.

         5. In addition to the adjustment in the number of shares of Common Stock that are purchasable upon exercise of the Option pursuant to Section 1 of this Stock Option Agreement, the number of shares of Common Stock purchasable upon the exercise of the Option shall be subject to adjustment from time to time as provided in this Section 5.

                  (a) In the event of any change in the Common Stock by reason of stock dividends, split-ups, mergers, recapitalizations, combinations, subdivisions, conversions, exchanges of shares or the like, the type and number of shares of Common Stock purchasable upon exercise hereof shall be appropriately adjusted.

                  (b) Whenever the number of shares of Common Stock purchasable upon exercise hereof is adjusted as provided in this Section 5, the Option Price shall be adjusted by multiplying the Option Price by a fraction, the numerator of which shall be equal to the number of shares of Common Stock purchasable prior to the adjustment and the denominator of which shall be equal to the number of shares of Common Stock purchasable after the adjustment.

         6. (a) If the Common Stock to be acquired upon exercise of the Option is then traded on the NASDAQ National Market or any other national exchange, MindSpring, upon the


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request of Holder, shall, at MindSpring's expense, promptly file a notification to list such shares or other securities on such exchange and will use reasonable best efforts to obtain approval of such listing on such exchange, subject to notice of issuance, as promptly as practicable.

                  (b) Following the termination of the Reorganization Agreement, Holder may by written notice (a "Registration Notice") to MindSpring request MindSpring to register under the 1933 Act all or any part of the shares acquired by Holder pursuant to this Agreement (the "Registrable Securities") in order to permit the sale or other disposition of any such shares pursuant to a bona fide firm commitment underwritten public offering in which Holder and the underwriters shall effect as wide a distribution of such Registrable Securities as is reasonably practicable; provided, however, that any such Registration Notice must relate to a number of shares equal to at least 2% of the outstanding shares of Common Stock of MindSpring on a fully diluted basis and that any rights to require registration hereunder shall terminate with respect to any shares that may be sold pursuant to Rule 144(k) under the 1933 Act.

                  (c) Holder shall not, directly or indirectly, sell, transfer or otherwise dispose of any interest in any Registrable Securities to any Person or group (within the meaning of Rule 13d-5(b) under the Exchange Act) of Persons, if, after giving effect to such sale, transfer or other disposition such Person or group of Persons would, to Holder's actual knowledge, own, or have the right to acquire, 5% or more of the shares of Common Stock of MindSpring then outstanding, except to any Person that is not obligated (or would not, by virtue of such purchase, transfer or other acquisition reasonably be anticipated to be obligated) to file a Schedule 13D with the SEC pursuant to each of paragraphs (b) and (e) of Rule 13d-1 under the Exchange Act.

                  (d) MindSpring shall use commercially reasonable efforts to effect, as promptly as practicable, the registration under the 1933 Act of the Registrable Securities; provided, however, that (i) Holder shall not be entitled to more than an aggregate of two effective registration statements hereunder and
(ii) MindSpring will not be required to file any such registration statement during any period of time (not to exceed 90 days after a Registration Notice) when (A) MindSpring is in possession of material non-public information which it reasonably believes would be detrimental to be disclosed at such time and such information would have to be disclosed if a registration statement were filed at that time; (B) MindSpring is required under the 1933 Act to include audited financial statements for any period in such registration statement and such financial statements are not yet available for inclusion in such registration statement; or (C) MindSpring determines, in its reasonable judgment, that such registration would interfere with any financing, acquisition or other material transaction involving MindSpring. MindSpring shall use commercially reasonable best efforts to cause any Registrable Securities registered pursuant to this
Section 6 to be qualified for sale under the securities or blue sky laws of such jurisdictions as Holder may reasonably request and shall continue such registration or qualification in effect in such jurisdictions; provided, however, that MindSpring shall not be required to qualify to do business in, or consent to general service of process in, any jurisdiction by reason of this provision.

                  (e) The registration rights set forth in this Section 6 are subject to the condition that Holder shall provide MindSpring with such information with respect to Holder's


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Registrable Securities, the plan for distribution thereof, and such other information with respect to Holder as, in the reasonable judgment of counsel for MindSpring, is necessary to enable MindSpring to include in a registration statement all material facts required to be disclosed with respect to a registration thereunder.

                  (f) A registration effected under this Section 6 shall be effected at MindSpring's expense, except for underwriting discounts and commissions and the fees and expenses of counsel to Holder, and MindSpring shall provide to the underwriters such documentation (including certificates, opinions of counsel and "comfort" letters from auditors) as are customary in connection with underwritten public offerings and as such underwriters may reasonably require. In connection with any registration, the parties agree (i) to indemnify each other and the underwriters in the customary manner and (ii) to enter into an underwriting agreement in form and substance customary for transactions of this type with the underwriters participating in such offering.

         7. (a) If prior to an Exercise Termination Event, MindSpring shall enter into an agreement (i) to consolidate or merge with any person, other than EarthLink, one of its subsidiaries or any party to the Reorganization Agreement, and shall not be the continuing or surviving corporation of such consolidation or merger, (ii) to permit any person, other than EarthLink, one of its subsidiaries or any party to this Agreement, to merge into MindSpring and MindSpring shall be the continuing or surviving corporation, but, in connection with such merger, the then outstanding shares of Common Stock shall be changed into or exchanged for stock or other securities of any other person or cash or any other property or the then outstanding shares of Common Stock shall after such merger represent less than 50% of the outstanding shares and share equivalents of the merged company, or
(iii) to sell or otherwise transfer all or substantially all of its assets to any person, other than MindSpring, one of its subsidiaries or any party to this Agreement, then, and in each such case, the agreement governing such transaction shall make proper provision so that the Holder shall thereafter be entitled to receive, upon the exercise of the Option in whole or in part, the securities or other property to which a holder of the number of shares of Common Stock then deliverable upon the exercise thereof would have been entitled upon consummation of such event (subject to subsequent adjustments under Section 5 hereof), and MindSpring shall take such steps in connection with such event as may be necessary to assure such Holder that the provisions of the Option shall thereafter be applicable in relation to any securities or property thereafter deliverable upon the exercise of the Option, including but not limited to, obtaining a written acknowledgement from the continuing corporation of its obligation to supply such securities or property upon such exercise.

                  (b) Notwithstanding anything contained in this Agreement to the contrary, the Option must be exercised no later than the later of (i) six months from the date of the consummation of any event referred to in clauses
(i), (ii) or (iii) above and (ii) the Exercise Termination Event.

         8. The time periods for exercise of certain rights under Sections 2 and 6 shall be extended: (i) to the extent necessary to obtain all regulatory approvals for the exercise of such rights, and for the expiration of all statutory waiting periods; (ii) during the pendency of any temporary restraining order, injunction or other legal ban to the exercise of such rights; and (iii)


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to the extent necessary to avoid liability under Section 16(b) of the Exchange
Act by reason of such exercise.

         9. (a) Notwithstanding any other provisions herein, in no event shall Holder's Total Profit (as defined below) exceed $80,000,000 (the "Maximum Profit") and, if it otherwise would exceed such amount, Holder, at its sole discretion, shall either (i) reduce the number of shares subject to the Option;
(ii) deliver to MindSpring for cancellation shares of Common Stock (or other securities into which such Option Shares are converted or exchanged), (iii) pay cash to MindSpring, or (iv) any combination of the foregoing, so that Holder's actually realized Total Profit shall not exceed the Maximum Profit after taking into account the foregoing actions.

                  (b) For purposes of this Stock Option Agreement, "Total Profit" shall mean: (i) the aggregate amount of (A) any excess of (1) (i) the net cash amounts received by Holder pursuant to a sale of Option Shares (or securities into which such shares are converted or exchanged) to any unaffiliated third party PLUS (ii) the Cash Issuance Amount paid, over (2) the Holder's aggregate purchase price for such Option Shares (or other securities), plus (B) any amounts received by Holder on the transfer of the Option, plus (C) the Termination Fee received by Holder, minus (ii) the sum of amounts of any cash previously paid to MindSpring pursuant to this Section 9 plus the value of the Option Shares (or other securities) previously delivered to MindSpring for cancellation pursuant to this Section 9. Total Profit shall not include expenses and costs paid under the Reorganization Agreement.

         10. MindSpring hereby represents and warrants to EarthLink as follows:

                  (a) MindSpring has full corporate power and authority to execute and deliver this Stock Option Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Stock Option Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of MindSpring and no other corporate proceedings on the part of MindSpring are necessary to authorize this Stock Option Agreement or to consummate the transactions contemplated hereby. This Stock Option Agreement has been duly and validly executed and delivered by MindSpring.

                  (b) MindSpring has taken all necessary corporate action to authorize and reserve and to permit it to issue, and at all times from the date hereof through the termination of this Stock Option Agreement in accordance with its terms will have reserved for issuance upon the exercise of the Option, that number of shares of Common Stock equal to the maximum number of shares of Common Stock at any time and from time to time issuable hereunder, and all such shares, upon issuance pursuant hereto, will be duly authorized, validly issued, fully paid, nonassessable, and will be delivered free and clear of all claims, liens, encumbrances and security interests and not subject to any preemptive rights.

         11. Neither of the parties hereto may assign any of its rights and obligations under this Stock Option Agreement or the Option created hereunder to any other person, without the express written consent of the other party; however, either party may assign this Stock Option Agreement and the Option created hereunder to the survivor of any merger to which the party wishing to make the assignment is a party.


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         12. Each of EarthLink and MindSpring will use its best efforts to make all filings with, and to obtain consents of, all third parties and Governmental Entities necessary to the consummation of the transactions contemplated by this Stock Option Agreement, including without limitation making any necessary applications to any Governmental Entities for approval to acquire the shares issuable hereunder.

         13. The parties hereto acknowledge that damages would be an inadequate remedy for a breach of this Stock Option Agreement by either party hereto and that the obligations of the parties shall hereto be enforceable by either party hereto through injunctive or other equitable relief.

         14. If any term, provision, covenant or restriction contained in this Stock Option Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Stock Option Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that the Holder is not permitted to acquire the full number of shares of Common Stock provided in Section l(a) hereof (as adjusted pursuant to Sections 1(b) or 5 hereof), it is the express intention of MindSpring to allow the Holder to acquire such lesser number of shares as may be permissible, without any amendment or modification hereof.

         15. All notices, requests, claims, demands and other communications hereunder shall be deemed to have been duly given when delivered in person, by recognized national overnight delivery service or by registered or certified mail (postage prepaid, return receipt requested) at the respective addresses of the parties set forth in the Reorganization Agreement.

         16. This Stock Option Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

         17. This Stock Option Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

         18. Except as otherwise expressly provided herein, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

         19. Except as otherwise expressly provided herein or in the Reorganization Agreement, this Stock Option Agreement contains the entire agreement between the parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereof, written or oral. The terms and conditions of this Stock Option Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. Nothing in this Stock Option Agreement, expressed


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or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors and except as assigns, any rights, remedies, obligations or liabilities under or by reason of this Stock Option Agreement, except as expressly provided herein.

         20. Terms used in this Stock Option Agreement and not defined herein but defined in the Reorganization Agreement shall have the meanings assigned thereto in the Reorganization Agreement.

         21. All covenants and agreements contained in this Agreement shall survive the execution and delivery of this Agreement, and the exercise of the Option, until fully performed.

                      [SIGNATURES FOLLOW ON SEPARATE PAGES]


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         IN WITNESS WHEREOF, each of the parties has caused this Stock Option
Agreement to be executed on its behalf by their officers thereunto duly authorized, all as of the date first above written.


                               EARTHLINK NETWORK, INC.



                               By:    /s/ Charles G. Betty
                                      ----------------------------------------
                               Name:  Charles G. Betty
                                      ----------------------------------------
                               Title: Chief Executive Officer
                                      ----------------------------------------


                               MINDSPRING ENTERPRISES, INC.


                               By:    /s/ Samuel R. DeSimone, Jr.
                                      ----------------------------------------
                               Name:  Samuel R. DeSimone, Jr.
                                      ----------------------------------------
                               Title: Executive Vice President-General Counsel
                                      ----------------------------------------









              [SIGNATURE PAGE TO EARTHLINK STOCK OPTION AGREEMENT]





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